Exhibit 13

INTERNATIONAL THUNDERBIRD

GAMING CORPORATION

2003 ANNUL REPORT

May 18, 2004

Investor Relations:    (858) 668-1808

                                info@thunderbirdgaming.com

International Thunderbird Gaming Corporation ("the Company") is a holding company that provides financial and managerial resources to its operating subsidiaries. The Company carries out its business through its operating subsidiaries.

The Company has developed a management team with extensive experience and diverse backgrounds in state-regulated lotteries, gaming operations, international sales and law. The management team researches gaming opportunities when presented to the Company to determine their suitability with respect to the Company's short and long-term goals. The team typically researches financial viability, political risk issues, potential security risk, relevant state, federal or national gaming license requirements, local labor law and tax issues, staffing requirements and projected revenue and expenses of a proposed opportunity. After development is complete, the Operations Team's responsibility shifts to the daily operation and maintenance of each facility. To successfully accomplish this, the team must acquire office space and staff, investigate the background of each potential employee prior to an offer of employment, research shipping and importation issues and regulations, duty taxes where applicable, and computer network capabilities and communication equipment requirements. Human Resource issues such as visas, work permits, payroll issues, and local labor law requirements, are researched in-depth prior to the commencement of operations in foreign locations. Finance and accounting personnel are hired locally to ensure compliance with relevant local tax and GAAP requirements.

The Company operates gaming facilities in Panama, Guatemala, Nicaragua, Venezuela and Costa Rica. The following are the main operating activities carried out by the Company's subsidiaries:

  The Company through its 50% ownership in Thunderbird Panama operates six casinos in the Republic of Panama under the name Fiesta Casinos under a renewable 20-year concession. The six casinos are located in the El Panama Hotel, Hotel Soloy, Hotel Nacional, Hotel Washington, Hotel Guayacanes and the Hotel Decameron.

  The Company through Thunderbird de Guatemala, supplies, installs, manages, operates and maintains video lottery terminals and associated equipment in the Camino Real Hotel in Guatemala City. That facility operates 263 video gaming machines.

  The Company owns a 21% share in Buena Esperanza Limitada, S.A., which operates two casinos in the Republic of Nicaragua under the names Fiesta Casino and Pharaoh's Casino.

  The Company, through its investment in South America Entertainment Investment owns a 29% interest in Fiesta Casino Guayana C.A., and operates a casino in the InterContinental Hotel in Puerto Ordaz, Venezuela.

  The Company, through its 50% ownership in Thunderbird de Costa Rica operates two casinos in San Jose, Costa Rica.

A key aspect of Thunderbird's strategy is its use of product differentiation to achieve and retain market share. The Company's casinos are built around adapting the U.S. "Las Vegas" model that is more culturally attuned to the Latin consumer mindset than the "European" model which has traditionally prevailed in the region. This product distinction is further enhanced by a localization strategy that tailors operations to the specific tastes of each marketplace.

This basic business model is reinforced by a management and control infrastructure that provides Thunderbird with a significant advantage over its peer group. Thunderbird's management team, drawn from both U.S. and local sources, has a successful track record of operating gaming facilities in both the U.S. markets and in Latin America, including significant experience in Latin America gaming regulatory issues. This management strength is further complemented by a point of sale monitoring system that provides a unique ability to monitor the firm's local operations and cash flows on a real time basis.

Additional information is available from the Company's site at www.thunderbirdgaming.com.

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President's Message to Shareholders

We are pleased to report that the Company has now experienced sustained profitability for the past five quarters. In our message a year ago, we believed that our development efforts and experience gained in the international market over the past several years were beginning to generate positive and sustainable results. These earnings are reflected in the Company's 2003 financial statements. Operating profits are being generated in each of the five countries where the Company currently operates. The Company had a strong 4th quarter with $6.0 million in revenues and net income from continuing operations of $1.0 million, including the impact of extraordinary events.

Revenues of $21.8 million for the year 2003 reflected an 18% increase over 2002 revenues. Panama generated revenue growth of 22% compared with 2002, with its two newest casinos in Chitre and DeCameron collectively adding $2.5 million to the operation's 2003 revenue performance. The growth in Panama revenue for the four casinos with comparable annual numbers is 15%. Guatemala enjoyed modest growth at 4% for the year. With additional machines now in place, revenues in Guatemala for the first four months of 2004 have grown 10% over the first four months of 2003. The Company recorded in the 4th quarter of 2003 its first revenues from the Costa Rica joint venture. The operation generated revenues of $380 thousand for the quarter. Revenues from the Costa Rica operations in the 1st quarter of 2004 were $567 thousand.

Net income from continuing operations was $3.1 million compared to $0.3 million in 2002. The Company benefited from its merger with Hopewell Ltd. in Nicaragua, as the Company's net 20.54% interest in the operations produced a profit of $239 thousand for 2003. In addition to the equity profit, the Company recorded a one time gain of $830 thousand in 2003 resulting from the effects of the merger. The Company also recorded $536 thousand in pre-opening and development costs, related primarily to the new casino in the Hotel DeCameron in Panama, the new operations in Costa Rica, and the development office in Chile. The Company has also advanced and expensed $186 thousand related to its interests in the NAFTA claim against Mexico. There is no impact in the operating results of 2003 related to the Company's 29% interest in Venezuela, as the capital investment has been depleted by prior year losses, essentially attributable to the local currency devaluation. The Company's investment in Venezuela is now limited to the advances and receivables for which the company anticipates repayment. The operation continues to generate sufficient revenues to meet its operating obligations.

In 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of $6.9 million or $0.29 per share, compared to $3.9 million or $0.17 per share in 2002. The working capital deficiency of $2.8 million at the end of 2002 has been reduced to $0.8 million at the end of 2003. The decrease is due primarily to sustained profitability and improved cash flow from operations. Cash provided by continuing operations increased to $3.9 million for the year ended December 31, 2003 from $3.1 million for the year ended December 31, 2002.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable.

We congratulate and thank the hundreds of highly-trained and dedicated employees throughout all of our operations. The Company continues to build a stronger base of talent and experience to carry it into the future. Future growth depends in great part on the management team's growth and development.

It is important to highlight some of the year's accomplishments, which have contributed towards building a stronger foundation for the Company:

  In January of 2003, the Company entered into an agreement with Hopewell Ltd. to merge its Nicaragua Fiesta Casino operation with Hopewell's Pharaoh's Casino. This has resulted in improved financial results in the country.

  In April of 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company also leased additional space and added a bar as well as additional video lottery machines.

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  In Venezuela the Company successfully renegotiated the lease with the Intercontinental Hotel wherein they agreed to tie rent charges to a percentage of gross revenue determined on the basis of the Bolivar. This significantly reduced the operations risk with respect to devaluation.

   In July of 2003, the Company was approved for quotation on the Canadian Trading and Quotation System ("CNQ").

  The Company opened a "development office" in Chile to pursue opportunities, pending legislation that authorizes the establishment of additional gaming licenses. Major projects in Talca and Rancagua were identified and optioned for inclusion into bid packages. Management believes this market is the most stable market in South America.

   In Costa Rica, the Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and began to operate a casino at the Presidente Hotel in downtown San Jose. The expensive development phase has now been accomplished and growth will occur in the context of an operating infrastructure.

  In Panama, the Company opened the DeCameron Beach Casino in Panama. It also implemented a player tracking system in Panama which positively impacted slot revenues and profitability. A remodel and expansion of the property in David, Panama was completed. The Company built and began to operate separate "for profit" bars in David and the El Panama properties. With the addition of significant competition in the Panama market the Company is experiencing fierce competition.

  The Company pursued the NAFTA claim against Mexico throughout 2003. The Company is fully committed to the NAFTA process and believes that this forum offers a transparent and fair resolution of a meritorious claim. Simply put, the Company seeks to have the international tribunal "right a very egregious wrong." The Company's Mexico Skill Game enterprise was well on its way to becoming an anchor business before Mexico illegally shut the operations down. The Company, as the managing and controlling investor, hired a well qualified team of lawyers who presented the case to the international tribunal in a thorough and concise manner. The case has been arbitrated and is in final briefing, culminating in a decision that will be reached in the next several months. Closing briefs are due June 30, 2004. The Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000.

  The Company has developed an in-house design group which develops and designs highly thematic restaurants, bars and casinos. This group is a key element of the products which the Company can and is now developing.

These accomplishments have contributed to the stability and financial base of the Company. The Company continues as the "market leader" in Central America and now has its sights on Chile.

Our business model is now well defined: diversify operations across a number of different partners, properties and jurisdictions; and commit the minimum level of financial capital consistent with maximizing returns. The Company will continue to focus on developing markets to take advantage of greater market share with lower capital costs. The net worth of the Company in the past years has been comparatively low and not a factor allowing financing of growth. Neither has there been any contribution of new equity from shareholders for several years. This has required that the growth occur in the context of a high risk and highly leveraged business

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model. Management believed and continues to believe dilution through contribution of new equity does not make sense at current share prices. Consequently, the Company has been and will continue for some time to improve and solidify its balance sheet through high interest rate, short term loans.

Shareholders should be mindful of the fact that in 1998 the Company lost all its revenue and experienced a new start with little capital and no infusions of equity. Now several successful operations are in place and a management team which has experienced the difficulty of "under funded" start up operations.

From a weak and tenuous financial position the Company has built a modest financial foundation and strong operating business. The Company is now positioned to focus on a structured investor relations program. We will strengthen corporate communications that will accurately describe the strengths of the organization. We believe shareholder value is created through a long-term approach of building a strong Company. Given our sustained profitability over the past five quarters, we have established a level of credibility with most of our shareholders. The Company is currently listed on the newly-formed Canadian Network Quotation (CNQ). The CNQ has continued to improve its reputation and systems. We hope that the CNQ and Company's focus on a structured investor relations program will create the necessary synergy that is needed to promote the Company's business and offer optimum value to our shareholders.

In summary, the Company continues on a positive path. The business model has been proven. Management will stay focused on execution. There will inevitably be ups and downs, but the long term result will be a more stable, profitable, and diversified Company.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 AND RECENT DEVELOPMENTS

A.     Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Davidson & Company, Chartered Accountants.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1) Fiscal Year ended December 31
For the Period:	2003	2002	2001
Revenue	21,786	18,519	16,420
Net income (loss)	3,053	324	(3,080)
Earnings (loss) per share - basic	0.13	.01	(0.13)
Earnings (loss) per share - diluted	0.11	.01	(0.13)
End of period working capital (deficiency)	(815)	(2,806)	(3,081)
Total assets	16,998	14,553	13,799
Long term debt (2)	4,985	4,232	4,296
Total liabilities	12,201	13,066	12,766
Share capital (3)	21,266	21,085	21,089
Foreign exchange adjustment	(415)	(277)	(411)
Deficit	(16,261)	(19,321)	(19,645)

  Under Canadian GAAP.
  Excludes the current portion of the long-term debt.
  The Company has authorized issuance of two classes of shares (preferred and common) but has only one class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	5,989	5,435	5,231	5,131	5,306	4,252	4,511	4,450
Income (loss) from continuing operations	989	704	684	676	450	(63)	(154)	50
Net income (loss)	989	704	684	676	469	(74)	(121)	50
Earnings (loss) per share - basic	0.04	0.03	0.03	0.03	0.02	Nil	(0.01)	Nil
Earnings (loss) per share - diluted	0.03	0.02	0.03	0.03	0.02	Nil	(0.01)	Nil

B.    Comparison of Results of Operations - Fiscal Year ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002.

Revenues for the year 2003 from continuing operations were $21.8 million, an increase of 18% over 2002 revenues from continuing operations of $18.5 million. In March 2003, the Company merged its majority owned Nicaragua entity with a local competitor and obtained a net 20.54% interest in the merged operations. The Company now records the results of the Nicaragua operations using the equity method, recording only the Company's share of the net earnings in its Statement of Operations under "equity gain in equity investees." During the year 2002, the Company fully consolidated the assets, liabilities, revenues and expenses of its Nicaragua entity. Therefore, the Company recorded 2 months of Nicaragua revenues in 2003, prior to the merger, compared to 12 months in 2002. Also in March 2003, the Company obtained a new agreement related to its operations in Guatemala. The original agreement allowed for a revenue share, where direct operating expenses were deducted from revenue prior to distribution to the participants. The current treatment allows for revenues to be distributed without deduction, as the Company assumed responsibility for 100% of all operating expenses, pursuant to the terms of the new agreement. The new agreement has a favorable impact with the way the Company reports its revenues in Guatemala and a negative impact with regards to operating costs.

Net income for the year was $3.1 million compared with $0.3 million in 2002. General and Administrative expenses increased 5% from $6.7 million in 2002 to $7.0 million in 2003. The overall net increase in G&A expenses reflects the additional costs associated with new operations in Costa Rica, the additional expenses from the Fiesta Cafe in Guatemala and expansion in Panama, as well as elevated rent expense resulting from revenue participation in certain of the Panama leases. The contrary effects of the Nicaragua and Guatemala events of March 2003, explained above, offset some of the impact of the increased expenses associated with the new operations and expansion. The company doubled its pre-opening and development expenses in 2003 compared to 2002. The costs in 2003 are related primarily to the new casino in the Hotel Decamaron in Panama, of which the Company's 50% interest is $177 thousand, and the Company's 50% interests in its Chile development, which was $130 thousand at the end of 2003. Management continues to pursue opportunities that will strengthen the financial condition of the Company.

The Company recorded a one time gain of $830 thousand in 2003 related to its investment in Nicaragua and the March 2003 merger, which is mentioned above. There is also in the 2003 results, the $311 thousand net impact of the Company's settlement with one of the California Indian tribes. The settlement was for $430 thousand, all of which has been received, before legal and consulting fees. The Company has no additional pending issues with any California Indian tribes.

The Company's equity gain of $116 thousand for 2003 includes a $302 thousand gain from its Nicaragua investment. Of this amount, $63 thousand belongs to minority interests. The Company also advanced and wrote down the $186 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government. The Company projects an additional $76 thousand will be advanced and expensed in 2004, as the trial before the arbitrators took place at the end of April 2004.

In 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $6.9 million or $0.29 per share, compared to $3.9 million or $0.17 per share in 2002. The growth in EBITDA is a result primarily of increased operating profits and the realization of one time gains. EBITDA before the impact of extraordinary items was $5.8 million or $0.24 per share in 2003 compared to $4.1 million or $0.17 per share in 2002. Earnings per share from continuing operations was $0.13 ($0.11 diluted) in 2003 compared to $0.01 in 2002.

C.     Comparison of Results of Operations - Fourth Quarter ended December 31, 2003 Compared to Previous Quarters in 2003.

Revenues and profits in 2003 have grown consistently from quarter to quarter. The fourth quarter benefited from extraordinary one-time gains and was hurt by substantial general and administrative expenses and accruals, including development related charges.

Revenues for the fourth quarter 2003 from continuing operations were $6.0 million, an increase of 13% over 2002 revenues from continuing operations of $5.3 million. Panama's revenues increased 13% for the quarter, which includes the revenues from Decameron, which opened in April 2003. Excluding the impact of Decameron, which was not open in Q4 2002, the Panama increase for the quarter is 10% over Q4 2002. The Company also recorded in Q4 2003, 50% of the revenues from its joint venture in Costa Rica. The Company's interest amounted to $190 thousand for the quarter compared to nil in 2002, as the Company acquired its interest in October 2003. In line with the Company's merger in Nicaragua and subsequent equity reporting, revenues of nil were recorded in Q4 2003 for Nicaragua compared to $529 thousand in 2002.

Net income for the 4th quarter was $1.0 million compared with $0.5 million in 2002. Included in the Q4 2003 results is the one time gain of $0.8 million related to the Company's investment in Nicaragua as a result of the merger. General and Administrative expenses increased significantly in Q4 2003 due primarily to increased marketing expense in Panama, bonus payments and accruals and reserves for various anticipated liabilities. The Company expended $175 thousand in pre-opening and development expenses in Q4 2003 related to its Costa Rica and Chile operations. The Company's equity investees for the 4th quarter lost $45 thousand. During the 4th quarter 2003, the Company advanced and wrote down $115 thousand related to the NAFTA claim. The Company's interest in Nicaragua produced a gain of $70 thousand for the quarter, which partially offset the loss from the Company's interests in Mexico.

In the 4th quarter of 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.8 million or $0.08 per share, compared to $1.3 million or $0.06 per share in 2002. The growth in EBITDA is a result primarily of the realization of one time gains. EBITDA before the impact of extraordinary items was $1.0 million or $0.04 per share in 2003 compared to $1.6 million or $0.07 per share in 2002. The decrease in EBITDA, when the impact of extraordinary items is removed, is attributable to the significant general and administrative expenses - including development expense - incurred in Q4, as outlined above. Earnings per share from continuing operations was $0.04 ($0.03 diluted) in 2003 compared to $0.02 in 2002.

Cash provided by continuing operations decreased to $1.9 million for the quarter ended December 31, 2003 from $2.4 million for the quarter ended December 31, 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents increased to $2.2 million at December 31, 2003 from $1.8 million at September 30, 2003. The working capital deficiency of $0.9 million at the end of Q3 2003 has been reduced to $0.8 million at the end of 2003. During the 4th quarter 2003, the Company amended its loan with MRG. The new loan is payable over 50 months. The funds were used to extinguish the previous loan, at the same interest rate of 14%, and provided an additional $800 thousand to fund certain development projects.

D.    Comparison of Results of Operations - Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenues for the year 2002 from continuing operations were $18.5 million, an increase of 13% over 2001 revenues from continuing operations of $16.4 million.

Net gain for the year was $324,000 compared with a loss of $3.1 million in 2001. General and Administrative expenses decreased 6% from $7.4 million in 2001 to $7.0 million in 2002. The decrease in G&A expenses reflects cost savings from reduced payroll, staff, audit fees and corporate rent.

In 2002, the Company incurred a total of $745,000 in income taxes compared with $791,000 in 2001. The increase in the expense for depreciation is directly related to the increased capital assets associated with the expansion in Panama.

In 2002, the Company achieved EBITDA before discontinued operations (Earnings Before Interest, Taxes, Depreciation and Amortization) of $3.9 million or $0.17 per share, compared to $1.3 million or $0.05 per share in 2001. The growth in EBITDA is a result primarily of increased revenues. Earnings per share from continuing operations was $0.01 in 2002 compared to a loss of $0.08 in 2001.

Cash provided by continuing operations increased to $2.8 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents decreased to $1.2 million at December 31, 2002 from $1.5 million at December 31, 2001. The working capital deficiency of $3.1 million at the end of 2001 has been reduced to $2.8 million at the end of 2002. The decrease in the deficiency is due, in part, by renegotiating debt, moving portions to long term, and collecting certain receivables which were previously classified as long term. Total long-term debt and capital lease obligations at December 31, 2001 was $4.3 million and has decreased to $4.2 million at December 31, 2002. The reason for such an insignificant change is due to additional debt incurred in Panama to finance that expansion. During the year ended December 31, 2002, the Company renegotiated the terms of two of its loans in which it was previously in arrears and/or in default, such that at December 31, 2002, the Company is no longer in arrears in payments or in default in respect of any loans.

E.    Capital Resources and Liquidity. Cash provided by continuing operations increased to $3.9 million for the year ended December 31, 2003 from $2.8 million for the year ended December 31, 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents increased to $2.2 million at December 31, 2003 from $1.2 at December 31, 2002. The Company used $1.9 million for expenditures on capital assets in 2003. These purchases included a corporate office building in Panama, as well as costs for expansion in Panama, such as leasehold improvements on new properties, and new gaming machines for Panama, Guatemala and Costa Rica. The working capital deficiency of $2.8 million at the end of 2002 has been reduced to $0.8 million at the end of 2003. The substantial decrease in the deficiency is due primarily to increase profitability and improved cash flow of the consolidated operations. Total long-term debt and capital lease obligations at December 31, 2002 was $4.2 million and has increased to $5.0 million at December 31, 2003. The reason for the increase is the assumption of an additional $800 thousand loan to fund certain development activity.

The Company raised $181 thousand during the year ended December 31, 2003 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 31, 2003, the Company had outstanding share options exercisable for up to 2,526,984common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 2,526,984 common shares would be issued generating proceeds of CDN$962 thousand.

F.     Effect of Recent Developments on Operations

1.     Costa Rica. The Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and has begun to operate a casino at the Presidente Hotel in downtown San Jose. The Company is advancing its development efforts in Costa Rica. The Fiesta Casino at the Presidente Hotel now has 113 gaming machines and 34 table positions. In addition, the Company and its local 50% Costa Rica partner recently signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300.

2.     Guatemala. In April 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company also leased additional space and added a bar as well as additional video lottery machines. The video lottery saloon at the Camino Real continues to yield consistent and reliable results. Revenues increased a modest 4% in 2003 compared with 2002. However, revenues are up 10% for the 4 months ended April 30, 2004, compared with the same period in 2003, with the addition of 29 machines. The Fiesta Cafe serves drinks and sandwiches, and continues to be well received by the patrons of the Salon. The Company is waiting for the new government to enact regulations before it pursues further locations.

3.     Nicaragua. In January 2003, the Company entered into an agreement with Hopewell Ltd. to merge its Nicaragua Fiesta Casino operation with Hopewell's Pharoah's Casino. The Company's net 20.54% interest in Nicaragua generated net profits of $239 thousand in 2003, based on our ten months of combined operations. The Company also recorded in 2003 a one time gain of $830 thousand as a result of the merger. The two casinos continue to perform well with its combined 211 slot positions and 114 table positions.

4.     Venezuela. The Company is concerned over the continued devaluation of the local currency. However, the operation continues to generate enough cash to meet its monthly obligations. In addition, the operation is meeting its obligation to deliver a convention center, which was part of its original agreement with the hotel in which the casino is located. The convention center is scheduled to be completed within the next few months. The conclusion of the project will relieve some of the stress on the operations cash flow. The Company's investment includes advances and receivables for which it expects repayment. The Company wrote down to nil in 2002 all of its contributions characterized as capital. However, the Company fully believes it will recover its advances in their entirety.

5.     Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a NAFTA claim against the government of Mexico and completed a five day evidentiary hearing on April 30, 2004. The three member international tribunal panel is expected to issue its ruling on the claim within the next several months. The Company pursued the NAFTA claim against Mexico throughout 2003. The Company is fully committed to the NAFTA process and believes that this forum offers a transparent and fair resolution of a meritorious claim. Simply put the Company seeks to have the international tribunal "right a very egregious wrong." The Company's Mexico Skill Game enterprise was well on its way to becoming an anchor business before Mexico illegally shut the operations down. The Company, as the managing and controlling investor hired a well qualified team of lawyers who presented the facts and law in a thorough manner. The case has been arbitrated and is in final briefing, culminating in a decision that will be reached in the next several months. Closing briefs are due June 30, 2004. The Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000.

6.     Chile. The Company opened a "development office" in Chile to pursue opportunities pending legislation that authorizes the establishment of additional gaming licenses. New casino legislation in Chile continues to advance. When approved, the law will allow for at least 11 new licenses to be granted. The Capitol City of Santiago is the only market that will be excluded from having casinos. In its current form, the new casino legislation provides that all new licenses will be subject to a public bid process taking into account clearly defined parameters. The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a prime real estate location on a major thoroughfare for the development of a casino and hotel. Rancagua has an urban population of 235,000 and is a regional service center for another 800,000 people from Chile's 6th Region. This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic Restaurant and hotel partners.

7.     Panama. In April 2003, the Company opened the DeCameron Beach Casino in Panama. It also implemented a player tracking system in Panama which positively impacted slot revenues and profitability. A remodel and expansion of the property in David, Panama was completed. The Company built and began to operate separate "for profit" bars in David and the El Panama properties. With the addition of significant competition in the Panama market the Company is experiencing fierce competition.

8.     Miscellaneous. The Company has developed an in-house design group which develops and designs highly thematic restaurants, bars and casinos. This group is a key element of the products which the Company can and is now developing.

The Company's business model is now well defined: diversify operations across a number of different partners, properties and jurisdictions; and commit the minimum level of financial capital consistent with maximizing returns. The Company will continue to focus on developing markets to take advantage of greater market share with lower capital costs. The net worth of the Company in the past years has been comparatively low and not a factor allowing financing of growth. Neither has there been any contribution of new equity from shareholders for several years. This has required that the growth occur in the context of a high risk and highly leveraged business model. Management believed and continues to believe dilution through contribution of new equity does not make sense at current share prices. Consequently, the Company has been and will continue for some time to be built through high interest rate, short term loans.

In summary, the Company continues on a positive path. The business model has been proven. Management will stay focused on execution. There will inevitably be ups and downs, but the long term result will be a more stable, profitable, and diversified Company.

The Company is currently listed on the newly-formed Canadian Network Quotation (CNQ).

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

To Shareholders:

The Consolidated Financial Statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management to review the financial statements and related reporting matters, and meets annually with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire board.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

INTERNATIONAL THUNDERBIRD GAMING

CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2003

AUDITORS' REPORT

To the Shareholders of

International Thunderbird Gaming Corporation

We have audited the consolidated balance sheets of International Thunderbird Gaming Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

April 2, 2004

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

AS AT DECEMBER 31

	2003	2002

ASSETS

Current assets
Cash and cash equivalents	$ 2,150	$ 1,162
Accounts receivable less allowance for doubtful accounts of $Nil (2002 - $Nil)	2,614	2,243
Prepaid expenses and supplies (Note 3)	551	686
Current portion of amounts receivable	307	398

Total current assets	5,622	4,489

Restricted cash	943	707

Amounts receivable less allowance for doubtful accounts of $Nil (2002 - $Nil) (Note 4)	742	1,101

Investments in and advances to equity investees (Note 5)	1,665	430

Property and equipment (Note 6)	6,161	6,356

Other assets (Note 7)	1,865	1,470

Total assets	$ 16,998	$ 14,553

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

AS AT DECEMBER 31

	2003	2002
Continued

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,234	$ 4,497
Income taxes payable	512	597
Current portion of capital lease obligations	8	28
Current portion of loans payable	1,464	2,005
Current portion of other payables	219	168

Total current liabilities	6,437	7,295

Capital lease obligations (Note 8)	7	15
Loans payable (Note 9)	4,312	3,626
Other payables (Note 10)	666	591
Deferred gain (Note 11)	-	848
Future income taxes (Note 15)	779	691

Total liabilities	12,201	13,066

Non-controlling interest	149	-

Shareholders' equity
Share capital (Note 12)	21,266	21,085
Contributed surplus (Note 12)	65	-
Deficit	(16,268)	(19,321)
Foreign exchange adjustment	(415)	(277)

Total shareholders' equity	4,648	1,487

Total liabilities and shareholders' equity	$ 16,998	$ 14,553

Nature of operations (Note 1)

Commitments and contingencies (Notes 1 and 17)

Subsequent events (Note 22)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002

REVENUE
Gaming operations	$ 21,786	$ 18,519

COSTS AND EXPENSES
Gaming operations	8,485	6,935
General and administrative	7,031	6,717
Project development	536	267
Amortization	1,860	1,779
Financing costs	961	1,098
Equity (gain) loss in equity investees and write-down of equity investment (Note 5)	(116)	578
Uncollectible receivables (Note 4)	-	604
Gain on disposal of investments (Note 5)	(830)	-
Recovery of amounts receivable previously written-down	(311)	(487)

	17,616	17,491

Income before income taxes	4,170	1,028

Income taxes (Note 15)
Current	838	598
Future	216	147

	1,054	745

Income from continuing operations before non-controlling interest	3,116	283
Non-controlling interest (Note 5)	63	-

Income from continuing operations	3,053	283
Income from discontinued operations (Note 20)	-	41

Net income for the year	3,053	324
Deficit, beginning of year	(19,321)	(19,645)

Deficit, end of year	$ (16,268)	$ (19,321)

Basic earnings per share (Note 13)
Continuing operations	$ 0.13	$ 0.01
Discontinued operations	-	0.00

Diluted earnings per share (Note 13)
Continuing operations	$ 0.11	0.01
Discontinued operations	-	0.00

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$ 3,053	$ 283
Items not affecting cash:
Amortization	1,860	1,779
Equity (gain) loss in equity investments	(116)	578
Future income taxes	216	147
Gain on disposal of investments	(830)	-
Uncollectible receivables	-	604
Recovery of amounts receivable previously written down	-	(487)
Non-controlling interest	63	-
Other	60	231

Changes in non-cash working capital items:
Increase in accounts receivable	(105)	(680)
Increase in inventories and prepaid expenses	(429)	(291)
Increase in accounts payable and accrued liabilities	125	939
Decrease in income taxes payable	(83)	(297)
Increase in other liabilities	77	-

Continuing operations	3,891	2,806
Discontinued operations (Note 20)	-	41

Net cash provided by operating activities	3,891	2,847

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	232	152
Expenditures on capital assets, net	(1,937)	(3,033)
Investment in and advances to equity investees	(1,119)	(359)
Increase in restricted cash	(236)	(47)
(Increase) decrease in other assets	23	(71)

Net cash used in investing activities	(3,037)	(3,358)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	181	5
Loans payable	3,992	1,698
Repayment of loans and leases payable	(4,039)	(1,524)

Net cash provided by financing activities	134	179

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002

Continued

Change in cash and cash equivalents during the year	988	(332)

Cash and cash equivalents, beginning of year	1,162	1,494

Cash and cash equivalents, end of year	$ 2,150	$ 1,162

Supplemental disclosure with respect to cash flows (Note 14):
Interest paid	$ 1,098	$ 659
Income taxes paid	933	711

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

1.     NATURE OF OPERATIONS

International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in the following business activities:

- Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998, at six (2002 - five) casinos in the Republic of Panama in which the Company also has a 50% interest;

- Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in October 2002. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008;

- Managing operations at three skill game locations in Mexico in which the Company has an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government;

- Jointly managing a gaming operation in Nicaragua with Hopewell Limited, S.A. ("Hopewell"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell. The Company now owns a 20.54% equity interest in the merged entity;

- Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003; and

- Managing a casino in Venezuela, which opened in August 2001, in which the Company has a 29% equity interest.

The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Up until December 31, 2001 the Company incurred significant losses, and had a working capital deficiency, and also had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 - loans payable).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

1.     NATURE OF OPERATIONS (cont'd)

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt. As a result of these efforts, the Company has now reached profitable operations, has significantly reduced its working capital deficiency, and is currently not in violation of any debt covenants.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations in Panama and Guatemala, in conjunction with the expected increase in profits from the Company's investments in Nicaragua and Costa Rica, which commenced operations in the current year, has mitigated the adverse conditions and events which created the current $815,000 (2002 - $2.8 million) working capital deficiency.

These financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net income, and the balance sheet classifications used.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries, and on a proportionate basis the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, capital assets and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua (2002 only) and Costa Rica.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 - 5 years
Gaming operations equipment	3 - 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 - 5 years

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and deferred financing charges on long term debt. The Company's proportion of the fee to operate has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. The deferred financing charges are amortized over the term of the related debt.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Project development and pre-opening costs

Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

Revenue recognition

The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account at December 31, 2003 relates mainly to the Company's Guatemalan operations (2002 - mainly to Company's Guatemalan and Nicaraguan operations).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Earnings per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year.

Change in accounting policies

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided in the notes. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Long-lived assets

Effective January 1, 2003, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Also effective May 1, 2003, the Company adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

3.     PREPAID EXPENSES AND SUPPLIES

	2003	2002

Parts and supplies	$ 384	$ 293
Prepaid expenses	167	393

	$ 551	$ 686

4.     AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2003	2002

Costs recoverable from third party participant in Guatemalan operation	$ -	$ 161
Apuestas Continentales, S.A.	408	408
The Fantasy Group S.A.	217	-
Fiesta Juegos de Costa Rica, S.A.	-	269
Hopland Band of Pomo Indians	388	625
Other	36	36

	1,049	1,499
Current portion of amounts receivable	(307)	(398)

	$ 742	$ 1,101

a) Costs recoverable from third party participant in Guatemalan operation

Under the terms of the original operating agreement, the Company was eligible to recover leasehold improvement costs incurred for the Guatemalan operations from a third party participant in the Guatemalan revenue and net profit sharing agreement ("Profit Share Agreement"). The amounts were collectible on a monthly basis from the third party's share of revenue and net profits from the operations. The costs recoverable were non-interest bearing. During the year ended December 31, 2000, the third party ceased reimbursing these costs and disputed eligibility for reimbursement of certain of these costs under the agreement. An arbitration proceeding concerning this dispute was completed in March 2002. During the year ended December 31, 2002, the costs recoverable were written down by $369,000 to the amount awarded by the arbitrator of $161,000, which was collected during the current year.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

4.     AMOUNTS RECEIVABLE (cont'd)

b) Apuestas Continentales, S.A.

The Company has a promissory note dated March 1, 2000 for the sale of gaming machines to Apuestas Continentales, S.A. ("Apuestas"). The note is non-interest bearing, with 24 monthly payments of $22,000 beginning April 1, 2001 and maturing on March 1, 2003. The Company entered into discussions with Apuestas as payments have not been received as required under the terms of the note. In the absence of reaching settlement with Apuestas, the company filed a lawsuit in Costa Rica and was successful in embargoing 300 gaming machines to secure the repayment of the note, plus costs.

c) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A., is coordinating the Company's efforts to establish its operations in Chile.

d) Fiesta Juegos de Costa Rica, S.A.

On August 23, 2001, the Company sold its gaming subsidiary, Fiesta Juegos de Costa Rica, S.A. ("Fiesta Juegos"), to a third party for proceeds consisting of a note receivable for $269,000, resulting in a gain on sale of $203,000 (Note 11). The note receivable bears interest at 12%, with monthly payments consisting of 25% of the net income from the operations of Fiesta Juegos, beginning the earlier of 45 days after Fiesta Juegos achieves positive cash flows from operations or November 1, 2001. The Company entered into discussions with the purchaser of Fiesta Juegos as payments have not been received as required under the terms of the note. In the absence of settlement, the Company filed a lawsuit in Costa Rica. During 2003, the Company negotiated a 50% interest in the gaming operation in Costa Rica as part of its recovery. This interest is held in Thunderbird de Costa Rica. In addition to its interest, the Company received approximately $60,000 in cash towards the note.

e) Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly instalments of $24,900.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

4.     AMOUNTS RECEIVABLE (cont'd)

f) Tristar Media, Inc. (successor to Sing Security Services, Ltd.)

On June 30, 2001, the Company sold its internet gaming business, FiestaCasinos.com, to Sing Security Services Ltd. for proceeds consisting of a $340,000 note receivable and the assumption of a related liability in the amount of $70,000, resulting in a gain of $208,000. The note receivable bears interest at 10% and requires monthly payments of interest of $2,833 commencing July 31, 2001 through to December 31, 2001, and monthly payments of principal and interest of $7,224 from January 31, 2002 through to December 31, 2006. The note receivable is secured by the shares of FiestaCasinos.com. In addition, under the terms of the sale, the Company has the right until June 30, 2006 to buy-back a 50% interest in FiestaCasinos.com at a price based on FiestaCasinos.com's current earnings before interest, taxes and amortization. During the year ended December 31, 2002, the Company wrote-off the receivable as a result of the uncertainty of collectibility. However, the Company continues to pursue collection.

g) Calsino, Inc.

The Company has a promissory note dated October 1, 2000 resulting from the sale of the assets and liabilities of Calsino, Inc. ("Calsino"), including the name of the business, to former employees of Calsino (the "Employees"). The note bears interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001, and maturing on January 15, 2006. The note is secured by an interest in certain assets. During the year ended December 31, 2001, the Employees ceased making the payments required under the terms of the promissory note. At December 31, 2001, the amount receivable was written down to $Nil, reflecting management's uncertainty of its ability to collect under the terms of the promissory note. During the year ended December 31, 2002, the Company collected and recorded a gain on settlement of $150,000 included in discontinued operations (Note 20).

5.     INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela (Note 5b), managed operations in various skill game locations in Mexico (Note 5a), and jointly manages operations in two casinos in Nicaragua (Note 5c). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2003				2002
	Nicaragua	Mexico	Venezuela	Total	Mexico	Venezuela	Total
Investment and
advances	$ 610	$ 1,458	$ 2,397	$ 4,465	$ 1,272	$ 2,074	$ 3,346

Gain (loss / write-down) of equity
investment	302	(1,458)	(1,644)	(2,800)	(1,272)	(1,644)	(2,916)

	$ 912	$ -	$ 753	$ 1,665	$ -	$ 430	$ 430

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

5.     INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd)

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

  In Mexico, as at December 31, 2003 the Company has a 37% (2002 - 37%) equity interest in the operation located in Matamoros, a 33% (2002 - 33%) equity interest in the operation located in Nuevo Laredo, and a 40% (2002 - 40%) equity interest in the operation located in Reynosa, which was opened during 2001.

  As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment.

  The Company has a 29% equity (2002 - 36%) interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the current year, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest.

  The Company has a net 20.54% equity interest in the Nicaraguan operation. (The Company owns 79% of a subsidiary that owns 26% of the Nicaraguan operation, resulting in a net interest of 20.54%). As described in Note 1, during March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A. The Company now owns a net 20.54% equity interest in the merged entity. Prior to the merger, the Company owned 79% of its Nicaragua operations. Upon disposition of its net assets, the company recognized an $830,000 gain from the transaction, $645,000 of which was deferred in 2002 (Note 11). The remaining $185,000 gain resulted from the recovery of previously recorded losses on consolidation, and 20.54% of the fair value of the net assets of the Nicaraguan operations. The non-controlling interest represents the minority shareholder of the subsidiary that the Company owns 79% as described above.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

6.     PROPERTY AND EQUIPMENT

		2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Gaming operations equipment	$ 5,680	$ 3,619	$ 2,061	$ 4,837	$ 2,586	$ 2,251
Leasehold improvements	3,015	830	2,185	2,694	552	2,142
Machinery and equipment	1,207	920	287	1,122	652	470
Furniture, fixtures and equipment	1,657	947	710	1,492	652	840
Building	725	41	684	475	50	425
Land	175	-	175	175	-	175
Vehicles	154	95	59	125	72	53

	$ 12,613	$ 6,452	$ 6,161	$ 10,920	$ 4,564	$ 6,356

7.     OTHER ASSETS

	2003	2002
Panama gaming license, net of amortization of $444 (2002 - $355)	$ 1,265	$ 1,353
Deferred finance charges	215	-
Other	385	117
	$ 1,865	$ 1,470

8.     CAPITAL LEASE OBLIGATIONS

The following minimum lease payments of the Company and the Company's share of minimum lease payments of its joint venture relating to various capital leases are as follows:

	2003	2002

Total minimum lease payments	$ 17	$ 51
Amount representing interest	(2)	(8)

Balance of obligations	15	43
Current portion of capital lease obligations	(8)	(28)

Non-current portion of capital lease obligations	$ 7	$ 15

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.     LOANS PAYABLE

Loans payable consist of the following:

	2003	2002
The Company and wholly owned subsidiaries:

13% loan payable due in monthly instalmentsof principal only of $10,000 (2002 - $10,000), maturing October 2008, and secured by a certain lease of gaming machines (Note 9a).	$ 570	$ 690

15% loan payable in monthly instalmentsof principal and interest of $31,425, maturing 2002.	-	62

8.75% note payable due in monthly payments of principal and interest of $1,700, maturing August 2004, and secured by certain assets.	-	43

14% (30% upon the occurrence of an event of default) term loan due in quarterly payments of interest only ranging between $56,400 and $57,700, due through June 2004, and secured by the shares of Thunderbird Panama (Note 9b).	-	1,613

14% (16% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $26,500, due through November 2004, and secured by the shares of Thunderbird Panama (Note 9b).	-	532

14% (20% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $88,600, due through December 2007, and secured by the shares of Thunderbird Panama (Note 9b).	3,240	-

Mortgage and remodel loan due in monthly principal instalmentsof $3,333, plus annual interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013.	393	-

Thunderbird Panama:

Commercial loan due in monthly instalmentsof $4,100, plus annual interest at LIBOR six months plus 3% reviewed semi annually, due through October 2003, secured by equipment.	-	41

Commercial loan due in monthly instalmentsof $8,300, plus annual interest rate at prime rate plus 1%, with a minimum of 9%, maturing November 2003.	-	83

Mortgage loan due in monthly instalmentsof $5,800, plus annual interest rate at prime rate plus 2.5%, maturing March 2011.	519	589

- continued -

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.     LOANS PAYABLE (cont'd)

	2003	2002

Thunderbird Panama: (cont'd)

18% notes payable, due in monthly instalments of $4,700, including interest, through October 2003 (Note 16).	-	45

Note payable due in monthly instalments of $24,000, plus annual interest at 12.5%, maturing in December 2003.	-	268

15% notes payable, due in monthly instalments including interest, ranging between $757 and $2,600 through November 2004 (Note 16).	40	-

15% notes payable, due in monthly instalments of $757, including interest through October 2004 (Note 16).	7	-

15% notes payable, due in monthly instalments of $1,250, including interest through September 2004 (Note 16).	11	-

Commercial loan due in monthly instalments of $17,800 plus interest at LIBOR six months with a minimum of 9%, with maturity date in January 2007.	564	700

15% notes payable, due in monthly instalments including interest, ranging between $734 and $2,600 through April 2004 (Note 16).	54	170

10.5% note payable due in monthly instalments of $5,400, including interest, through July 2003.	-	35

8% note payable due in monthly instalments of $8,500, including interest, through January 2004.	8	106

10% note payable due in monthly instalments of $16,800, including interest, through October 2004.	161	336

10% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in January 2003.	-	6

8% commercial loan due in monthly instalments of $9,900, including interest, with maturity date in October 2003.	-	96

- continued -

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.     LOANS PAYABLE (cont'd)

	2003	2002

Thunderbird Panama: (cont'd)

8% commercial loan due in monthly instalments of $2,200, including interest, through November 2003.	-	21

8% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in December 2003 (repaid in January, 2004).	4	47

8% commercial loan due in monthly instalments of $3,900, including interest, with maturity date in September 2004.	30	-

10% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in May 2003.	-	15

12.23% commercial loan due in monthly instalments of $800, including interest, with maturity date in May 2003.	-	4

7.5% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in October 2003.	-	59

8% note payable due in monthly instalments of $4,000, including interest, through October 2003 (Note 16).	-	39

15% note payable due in monthly instalments of $2,700, including interest, through January 2004 (Note 16).	3	31

8% note payable due in monthly instalments of $2,100, including interest, through April 2004 (Note 16).	8	-

8.25% note payable due in monthly instalments of $4,429, including interest, through January 2005.	59	-

8.25% note payable due in monthly instalments of $4,748, including interest, through January 2005.	105	-

	5,776	5,631
Current portion of loans payable	(1,464)	(2,005)

	$ 4,312	$ 3,626

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.     LOANS PAYABLE (cont'd)

a) 13% loan:

During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company has obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest.

b) 14% term loans:

During the year ended December 31, 2002, the Company entered into negotiations to replace its 14% term loans and warrants with a new consolidated term loan and new warrants. Effective January 1, 2003, the Company negotiated a consolidated term loan in the amount of $2,975,000 bearing interest at 14% per annum (20% upon the occurrence of an event of default) due in monthly instalments of $81,300 and secured by the shares of Thunderbird Panama. This loan was obtained in exchange for the Company's 14% term loans outstanding as at December 31, 2002 in the amount of $2,145,000, a Loan Participation Agreement representing a 6% distribution right in the gaming operation in Venezuela to the lender in the amount of $530,000, and additional transaction costs of $300,000.

In connection with the consolidated term loan, the Company also granted the lender warrants to acquire up to 2,345,000 common shares of the Company at a price of the lesser of CDN$0.15 or US$0.10, which replaced previous warrants with the right to purchase up to 2,000,000 common shares of the Company at a price of CDN$0.65 per share and 345,000 common shares of the Company at a price of CDN$0.35 per share. The exercise price of the new warrants shall first be paid by reduction of the principal and interest on the consolidated term loan. The warrants commence expiring February, 2005 and continue each month thereafter in an amount equal to 97,708 warrants per month until fully expired.

On November 20, 2003, the Company restated its 14% term loans and warrants that were effective January 1, 2003 to a new consolidated term loan. In addition to the outstanding balance of the existing loan, the lender funded the Company an additional $856,000 for development projects. Monthly payments on the loan are now $88,600, and are spread out through December, 2007. There were no other changes, modifications or clarifications from the previous fully restated loan agreement of January 2003.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

10.     OTHER PAYABLES

	2003	2002

Support Consultants, Inc.	$ 104	$ 194
Former directors and former associated companies	408	468
Other	373	97

	885	759
Current portion of other payables	(219)	(168)

	$ 666	$ 591

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $110,000 has been paid to December 31, 2003. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to instalments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005, then $5,000 per month to June 1, 2010.

11.     DEFERRED GAIN

	2003	2002

Fiesta Juegos de Costa Rica, S.A.	$ -	$ 203
Thunderbird de Nicaragua, S.A.	-	645

	$ -	$ 848

Fiesta Juegos de Costa Rica, S.A.

The gain on the sale of Fiesta Juegos of $203,000 (Note 4), originally deferred in 2001 was offset this year against the note receivable from Fiesta Juegos de Costa Rica, S.A. upon the acquisition of the 50% interest in Costa Rica.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

11.     DEFERRED GAIN (cont'd)

Thunderbird de Nicaragua, S.A.

During the current year, the Company entered into an agreement to merge its majority owned Nicaraguan subsidiary, Thunderbird de Nicaragua, S.A. ("Thunderbird Nicaragua"), with the operations of Hopewell Limited, S.A. ("Hopewell") as described in notes 1 and 5c . In November, 2002, in preparation for the merger, the non-controlling shareholders' loans to Thunderbird Nicaragua of $645,000 were capitalized to the equity of Thunderbird Nicaragua. The effect of this capitalization was recognized on merger of Thunderbird Nicaragua with Hopewell. The deferred gain was recognized in income in the current year results (Note 5).

12. SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Issued
Balance as at December 31, 2001	23,490,374	$ 21,089	$ -

Exercise of options	25,494	5	-
Shares returned to treasury	(40,000)	(9)	-

Balance as at December 31, 2002	23,475,868	21,085	-

Exercise of options	835,819	181	-
Compensation expense	-	-	65

Balance as at December 31, 2003	24,311,687	$ 21,266	$ 65

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.     SHARE CAPITAL (cont'd)

Warrants

	2003		2002
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,345,000	CDN$ 0.93	2,345,000	CDN$ 0.93
Cancelled	(2,345,000)	(0.93)	-	-
Issued	2,345,000	0.15	-	-

Outstanding, end of year	2,345,000	CDN$ 0.15	$ 2,345,000	CDN$ 0.93

Options

The Company, through its Board of Directors and shareholders, adopted a July 1, 1997 Stock Option Plan. The Company has granted a number of stock options and entered into various agreements for which up to 2,526,984 shares are available for purchase pursuant to options granted under this plan. All of the stock options issued under this plan are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company. All options are vested when issued.

	Number of Shares	Weighted Average Exercise Price (CDN $)

Balance as at December 31, 2001	3,990,153	$ 0.77
Granted	1,208,830	0.10
Exercised	(25,494)	0.32
Cancelled	(1,042,045)	1.29

Balance as at December 31, 2002	4,131,444	0.45
Granted	710,000	0.20
Exercised	(835,819)	0.30
Cancelled	(1,478,641)	0.53

Balance as at December 31, 2003	2,526,984	$ 0.38

Number of options currently exercisable	2,526,984	$ 0.38

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.     SHARE CAPITAL (cont'd)

The following table summarizes information about the stock options outstanding at December 31, 2003:

Range of Exercise prices (CDN $)	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)

$0.08 - $0.09	993,376	3.72 years	$ 0.09
$0.20 - $0.55	852,000	4.17 years	0.26
$0.60 - $1.00	306,108	0.58 years	0.70
$1.11 - $1.19	375,500	1.55 years	1.17

	2,526,984	3.16 years	0.38

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 710,000 stock options with a fair value of $65,000, which is included in general and administrative expense. Pro forma disclosures of net income and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided as follows:

The Company granted 1,208,830 stock options to employees and directors during the year 2002. Under the fair value based accounting method used in 2002, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Net income for the year ending December 2002, as reported	$ 324

Additional compensation expense	(65)

Pro-forma net income	$ 259

Pro-forma basic and diluted earnings per share	$ 0.01

The weighted average fair value of each option granted during the current year was $0.09 (2002 - $0.10).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.     SHARE CAPITAL (cont'd)

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2003	2002
Risk-free interest rate	4.0%	4.5%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

13.     EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2003 (000's)	2002 (000's)

Weighted average shares used in computation of basic earnings per share	23,812	23,511

Effect of diluted securities
Stock options and warrants	2,811	-

Weighted average shares used in computation of diluted earnings per share	26,623	23,512

Income from continuing operations	$ 3,053	$ 283
Income from discontinued operations	-	41

Net income for the year	$ 3,053	$ 324

14.     SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2003 included:

a) The Company recorded an $830,000 gain from the results of the merger in Nicaragua. As of December 2002, the Company had a deferred gain of $645,000 related to its Nicaragua operations, which is part of the $830,000 gain.

b) The Company acquired 50% of the Costa Rican Operation as a result of the lawsuit filed in Costa Rica (Note 4), and offset the note receivable from Fiesta Juegos of $210,000 against the $203,000 deferred gain, resulting in a loss of $7,000.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

14.     SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd)

Significant non-cash transactions for the year ended December 31, 2002 included:

  The Company negotiated an agreement pursuant to which amounts owing to SCI of $291,000 and due from SCI of $242,000 were combined into other payables.

  The Company acquired and cancelled 40,000 common shares in exchange for a loan receivable from a director of $9,000.

  The Company renegotiated the terms on accrued liabilities of $468,000, agreeing to pay $60,000 in monthly instalments of $5,000 over the next fiscal year and extending the payment of $408,000 to non-current portion of other payables.

  The non-controlling shareholders' loans to Thunderbird Nicaragua of $645,000 were capitalized to the equity of Thunderbird Nicaragua resulting in a deferred gain.

  The Company acquired the non-controlling interest of a subsidiary held by a third party in exchange for a 4% equity interest in the Venezuelan operation.

15. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2003	2002

Computed "expected" tax expense at statutory rates	$ 1,400	$ 371

Increase (reduction) in income taxes resulting from:
Lower effective income tax rate on income of foreign subsidiaries	(808)	(571)
Benefit of losses not reflected in accounts	462	816
Other	-	129

	$ 1,054	$ 745

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

15.     INCOME TAXES (cont'd)

a) Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2003	2002

Future income tax assets:
Non-capital loss carry forwards	$ 8,038	$ 7,519
Property and equipment - unamortized tax cost in excess of net book value	720	694

Total future tax assets	8,758	8,213
Valuation allowance	(8,758)	(8,161)

Future income tax assets, net of allowance	-	52

Future income tax liabilities:
Property and equipment - net book value in excess of unamortized capital cost	238	217
Other assets - net book value in excess of unamortized tax cost	379	406
Withholding tax on repatriation of retained earnings from foreign subsidiaries	162	120

Total future tax liabilities	779	743

Net future income tax liability	$ 779	$ 691

b) Potential future tax benefits

At December 31, 2003, the Company has Canadian non-capital loss carry forwards of approximately $9.6 million and United States' operating losses of approximately $14.3 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2010 and 2023, respectively. The potential income tax benefits related to the Canadian loss carry forwards, and the United States' operating losses have not been reflected in the accounts.

16.     RELATED PARTY TRANSACTION

Included in accounts receivable is $194,000 (2002 - $18,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Most of the receivable will be satisfied by the application of bonus payments to the employee. Included in loans payable is $123,000 (2002 - $285,000) due to related parties.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

16.     RELATED PARTY TRANSACTIONS (cont'd)

Included in amounts receivable are share purchase loans totalling $36,000 (2002 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2004 or upon ceasing employment.

Included in accounts receivable is $1,954,000 (2002 - $1,650,000) due from Thunderbird Panama. Also included in accounts receivable is $251,000 (2002 - $Nil) due from Thunderbird de Costa Rica. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

The Company charged administrative and overhead costs of $Nil (2002 - $48,000) to the Venezuelan operation and $25,000 (2002 - $Nil) to the Nicaragua operation.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

17.     COMMITMENTS AND CONTINGENCIES

a) As at December 31, 2003, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2004	$ 919
2005	877
2006	838
2007	838
2008	812

$ 4,284

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Rent expense for the year ended December 31, 2003 was $1,713,000 (2002 - $1,639,000).

b) Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,851,400 in 2003 (2002 - $4,539,868).

c) Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $13,000 each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

17.     COMMITMENTS AND CONTINGENCIES (cont'd)

d) Thunderbird de Costa Rica is committed to pay to Apuestas a monthly revenue share fee of 30% of net win of each machine for the use of certain of its gaming machines. As part of the Company's embargo on the machines, these amounts have been accrued by the entity but not paid, pending the settlement of amounts owed by Apuestas to the Company.

e) In connection with the equity investment in Venezuela, the Company has pledged its shares of the equity investment as collateral on a $2,322,000 loan made available by a Venezuelan financial institution to the investee.

f) The Company has a pending tax appeal regarding a prior year. The Company does not expect a significant liability arising out of this reassessment.

g) As at December 31, 2003, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:
2004	$ 1,464
2005	1,221
2006	1,288
2007	1,232
2008	209
Thereafter	362
$ 5,776

18.     DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value:

The carrying amount of cash and equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties.

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable.  The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.  The Company has limited concentrations of credit risk with respect to accounts receivable since better than 80% of its accounts receivable is due from its joint ventures.  At December 31, 2003, the Company has accounts receivable of $1.9 million (2002 - $1.7 million) due from its joint venture in Panama.   The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

18.     DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (cont'd)

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

19.     INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2003	2002

Current assets	$ 1,461	$ 1,238
Long-term assets	8,052	7,902
Current liabilities	3,388	3,430
Long-term liabilities	1,768	1,757

Revenue	18,193	14,717
Expenses	15,597	12,865
Net income before taxes	2,596	1,852

Cash flows from operating activities	3,981	3,471
Cash flows from financing activities	(2,125)	(547)
Cash flows from investing activities	(1,509)	(2,950)

20.     DISCONTINUED OPERATIONS

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

The assets of Calsino were sold to a third party on September 30, 2000 for proceeds of approximately $266,000, consisting of a note receivable, bearing interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001 and maturing January 15, 2006. The note is secured by an interest in certain assets. The distribution rights to the Quick Draw Shuffler, acquired in 1999, were converted to a royalty interest whereby the Company will receive $500 per machine sold in the United States by the manufacturer. During 2001, these amounts were written down to $Nil, reflecting management's uncertainty of its ability to collect under the terms of the note and the royalty interest agreement, respectively. In addition, the inventory with a book value of $339,000 was written-off in fiscal 2001. During the year ended December 31, 2002, the Company collected and recorded a gain of $150,000 in settlement of the receivable previously written down.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

20.     DISCONTINUED OPERATIONS (cont'd)

Revenue and expenses of the gaming products discontinued operations were as follows:

	2003	2002

General and administrative expenses	$ -	$ (40)
Recovery (write-down) of assets	-	150

Earnings before taxes	-	110
Income tax expense	-	69

Income for the year	$ -	$ 41

The cash provided by (used in) discontinued operations is as follows:

	2003	2002

Income from discontinued operations	$ -	$ 41

21.     SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue, expenses and assets from the discontinued operations disclosed in Note 20. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2003	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 18,003	$ 3,195	$ 266	$ 322	$ 21,786
Amortization	1,654	97	19	90	1,860
Income tax expense	936	112	5	1	1,054
Net income (loss) from continuing operations	1,518	1,405	(7)	137	3,053
Segment assets	9,219	562	-	6,809	16,590

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

21.     SEGMENTED INFORMATION (cont'd)

2002	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 14,717	$ 1,762	$ 2,028	$ 12	$ 18,519
Amortization	1,192	310	115	162	1,779
Income tax expense	651	91	-	3	745
Net income (loss) from continuing operations	1,326	928	(252)	(1,719)	283
Segment assets	9,140	988	603	3,414	14,145

Geographic information as at December 31, 2003:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 18,003	$ 3,195	$ 266	$ -	$ 322	$ 21,786
Property and equipment	5,608	310	-	98	145	6,161

Geographic information as at December 31, 2002:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 14,717	$ 1,762	$ 2,028	$ 12	$ -	$ 18,519
Property and equipment	5,671	121	384	180	-	6,356

22. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2003:

a) Costa Rica: The Company and its local 50% Costa Rica partner signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

22.     SUBSEQUENT EVENTS (cont'd)

b) Chile: The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a real estate location for the development of a casino and hotel. This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic restaurant and hotel partners.

CORPORATE OFFICE

12155 Dearborn Place

Poway, California 92064 USA

Tel: (858) 668-1808

Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle Alberto Navarro, El Cangrejo Apartado 87-0558 Zona 7 Panama City, Panama Republic of Panama Tel: (507) 223-1234 Fax: (507) 223-0864	THUNDERBIRD DE GUATEMALA, S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
FIESTA CASINO GUAYANA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	BUENA ESPERANZA LIMITADA, S.A. Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
THUNDERBIRD DE COSTA RICA 100 Meters West and 400 Meters North of ICE Sabana P.O. Box 440-1100 San Jose, Costa Rica Tel: (506) 220-1079 Fax: (506) 290-7261	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada

OFFICERS

Jack R. Mitchell, President & CEO

Clay Hardin, VP, Gaming Operations

Booker T. Copeland III, CFO and Corp Secretary

Albert W. Atallah, General Counsel and COO

CAPITALIZATION

Common Shares Issued:

24,511,687 (as of May 18, 2004)

DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duvall Montreal, Canada Salomon Guggenheim Zurich, Switzerland	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 - 204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
SHARES LISTED Canadian Trading and Quotation System Inc. Common Stock Symbol: ITGC.U	WEBSITE www.thunderbirdgaming.com